SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED

INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one ; for descriptions, see Instruction 1 above):

☒	Merger
☐	Liquidation
☐	Abandonment of Registration
☐	Election of status as a Business Development Company

2.	Name of fund: FS Series Trust

3.	Securities and Exchange Commission File No.: 811-23216

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒    Initial Application           ☐    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 201 Rouse Boulevard, Philadelphia, PA 19112

6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Stephen S. Sypherd; 201 Rouse Boulevard, Philadelphia, PA 19112; 215-495-1185

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Jim Volk; 201 Rouse Boulevard, Philadelphia, PA 19112; 215-220-6267

8.	Classification of fund (check only one):

☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒      Open-end         ☐      Closed-end

10.	State law under which the fund was organized or formed ( e.g. , Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

FS Fund Advisor, LLC
201 Rouse Boulevard
Philadelphia, PA 19112

Basso Capital Management, L.P.
1266 East Main Street
Stamford, CT 06902

Wilshire Associates Incorporated
1299 Ocean Avenue, 7th Floor
Santa Monica, CA 90401

MidOcean Credit Fund Management, L.P.
245 Park Avenue, 38th Floor
New York, NY 10167

Magnetar Asset Management, LLC
1603 Orrington Avenue, 13th Floor
Evanston, IL 60201

Chilton Investment Company, LLC
1290 East Main Street, 1st Floor
Stamford, CT 06902

Crabel Capital Management, LLC
10250 Constellation Boulevard, Suite 2650
Los Angeles, CA 90067

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated: ALPS Distributors, Inc.

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)     Depositor’s name(s) and address(es):

(b)     Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund ( e.g. , an insurance company separate account)?

☐     Yes           ☒     No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

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15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒     Yes           ☐     No

If Yes, state the date on which the board vote took place: September 2, 2021

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒      Yes           ☐     No

If Yes, state the date on which the shareholder vote took place: March 7, 2022

If No, explain:

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II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒     Yes           ☐     No

(a)	If Yes, list the date(s) on which the fund made those distributions: April 11, 2022

(b)	Were the distributions made on the basis of net assets?

☒     Yes           ☐     No

(c)	Were the distributions made pro rata based on share ownership?

☒     Yes           ☐     No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:
Were any distributions to shareholders made in kind?

☐     Yes           ☐     No

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If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐     Yes           ☐     No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒     Yes           ☐     No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐     Yes           ☒     No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

☐     Yes           ☒     No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐     Yes           ☐     No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐     Yes           ☒     No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

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IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $316,298

(ii)	Accounting expenses: $12,000

(iii)	Other expenses (list and identify separately): $199,200

(iv)	Total expenses (sum of lines (i)-(iii) above): $527,498

(b)	How were those expenses allocated? Other than brokerage or other transaction costs, the Adviser bore 20% of aggregate Reorganization Costs. And of the remaining 80% of Reorganization Costs, each Target Fund bore all of the Proxy Costs applicable to such Target Fund and the Target Fund’s pro rata share of aggregate Non-Proxy Costs based on the net asset value of such Target Fund relative to the aggregate net asset value of all Target Funds.

(c)	Who paid those expenses? The Target Funds and/or FS Fund Advisor, LLC

(d)	How did the fund pay for unamortized expenses (if any)? All known expenses were amortized at the time of the Merger. Any expenses that became known post-Merger were/will be borne by the Adviser.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐     Yes           ☒     No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐     Yes           ☒     No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐     Yes           ☒     No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)

State the name of the fund surviving the Merger:

The Advisors’ Inner Circle Fund III

The Advisors’ Inner Circle Fund III – FS Multi-Strategy Alternatives Fund

The Advisors’ Inner Circle Fund III – FS Chiron Real Asset Fund

The Advisors’ Inner Circle Fund III – FS Managed Futures Fund

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(b)	State the Investment Company Act file number of the fund surviving the merger: 811-22920

(c)

If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Advisors’ Inner Circle Fund III
SEC File No. 333-259932
SEC Accession No. 0001398344-21-024848
Conformed Submission Type: 497
Filed: December 30, 2021

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

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VERIFICATION

The undersigned states that: (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of FS Series Trust; (ii) he is the Vice President, Treasurer and Secretary of FS Series Trust; and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature)

By:	/s/ Stephen S. Sypherd
Stephen S. Sypherd
Vice President, Treasurer and Secretary

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